Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-193645

PROSPECTUS SUPPLEMENT

(To Short Form Base Shelf Prospectus dated February 13, 2014)

New Issue	February 18, 2014

US$8,900,000

Common Shares

We have entered into a sales agreement with MLV & Co. LLC (“MLV”) relating to our common shares (“Common Shares”). In accordance with the terms of the sales agreement, we may offer and sell our common shares having an aggregate offering price of up to US$30,000,000, subject to a maximum of US$8,900,000 that may be offered and sold through MLV, as our agent, under this prospectus supplement. See “Plan of Distribution” beginning on page 12 of this prospectus supplement for more information regarding these arrangements.

Investing in our Common Shares involves a high degree of risk. You should carefully read the “Risk Factors: section beginning on page 14 of the accompanying base shelf prospectus.

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Effective January 1, 2010, we adopted United States generally accepted accounting principles (“U.S. GAAP”) as the reporting standard for our consolidated financial statements and changed our reporting currency from Canadian dollars to U.S. dollars. Accordingly, the presentation of financial statements may vary in a material way from financial statements prepared in accordance with International Financial Reporting Standards. Unless otherwise indicated, all dollar amounts and references to “$” in our financial statements are to U.S. dollars.

Purchasing our Common Shares may subject you to tax consequences both in Canada and the United States. This prospectus supplement and the accompanying base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying base shelf prospectus fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, most of our officers and directors and the experts named in this prospectus supplement and the accompanying base shelf prospectus are Canadian residents and a substantial portion of our assets and the assets of those officers, directors and experts are located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved the Common Shares offered hereby or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying base shelf prospectus. Any representation to the contrary is a criminal offense.

Our Common Shares are listed on the NASDAQ Stock Market (“Nasdaq”) under the symbol “CRME” and on the Toronto Stock Exchange (the “TSX”) under the symbol “COM”. On February 14, 2014, the last reported sale price of our Common Shares was US$9.90 per share on Nasdaq and C$10.86 per share on the TSX. We will apply to the TSX to approve the listing of the Common Shares offered by this prospectus supplement. Listing is subject to us fulfilling all of the listing requirements of the TSX.

Upon delivery of a placement notice by us, if any, MLV may sell the Common Shares in the U.S. only and such sales will only be made by transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including, without limitation, sales made directly on Nasdaq, or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada. MLV will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices and on mutually agreed upon terms between MLV and us. The Common Shares will be distributed at the market prices prevailing at the time of the sale of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution.

The compensation to MLV for sales of our Common Shares under this prospectus supplement will be equal to three percent (3%) of the gross proceeds from the sale of such Common Shares. See “Plan of Distribution”. The net proceeds, if any, from sales under this prospectus supplement will be used as described under the section titled “Use of Proceeds” in this prospectus supplement. The proceeds we receive from sales will depend on the number of Common Shares actually sold and the offering price of such Common Shares. In connection with the sale of the Common Shares on our behalf, MLV will be deemed to be an “underwriter” within the meaning of the United States Securities Act of 1933, as amended (the “Securities Act”), and the compensation of MLV will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to MLV against certain liabilities, including liabilities under the Securities Act.

Neither MLV, any affiliate of MLV nor any person or company acting jointly or in concert with MLV, has over-allotted, or will over-allot, Common Shares in connection with this offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

TABLE OF CONTENTS

Prospectus Supplement

IMPORTANT NOTICE	S-1

ABOUT THIS PROSPECTUS SUPPLEMENT	S-2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-2

DOCUMENTS INCORPORATED BY REFERENCE	S-4

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-7

CARDIOME PHARMA CORP.	S-7

EXCHANGE RATE INFORMATION	S-8

CONSOLIDATED CAPITALIZATION	S-8

TRADING PRICE AND VOLUME	S-9

PRIOR SALES	S-10

USE OF PROCEEDS	S-10

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS SUPPLEMENT	S-11

PLAN OF DISTRIBUTION	S-11

CERTAIN INCOME TAX CONSIDERATIONS	S-12

AGENT FOR SERVICE OF PROCESS	S-18

WHERE YOU CAN FIND MORE INFORMATION	S-18

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS	S-19

LEGAL MATTERS	S-19

Prospectus dated February 13, 2014

ABOUT THIS PROSPECTUS	1

FORWARD-LOOKING STATEMENTS	1

DOCUMENTS INCORPORATED BY REFERENCE	2

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	5

EXCHANGE RATE INFORMATION	6

CARDIOME PHARMA CORP.	7

OUR BUSINESS	7

RISK FACTORS	14

USE OF PROCEEDS	30

PRIOR SALES	30

MARKET FOR SECURITIES	30

EARNINGS COVERAGE	31

CONSOLIDATED CAPITALIZATION	32

DESCRIPTION OF SHARE CAPITAL	32

DESCRIPTION OF DEBT SECURITIES	32

DESCRIPTION OF WARRANTS	42

CERTAIN INCOME TAX CONSIDERATIONS	44

SELLING SECURITYHOLDERS	44

PLAN OF DISTRIBUTION	44

AUDITORS, TRANSFER AGENT AND REGISTRAR	47

AGENT FOR SERVICE OF PROCESS	47

LEGAL MATTERS	47

WHERE YOU CAN FIND MORE INFORMATION	48

ENFORCEABILITY OF CIVIL LIABILITIES	48

PURCHASERS’ STATUTORY RIGHTS	48

CERTIFICATE OF CARDIOME PHARMA CORP.	49

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding the Corporation contained in the accompanying base shelf prospectus. The second part, the accompanying base shelf prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying base shelf prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying base shelf prospectus together with the additional information about us to which we refer you in the section of this prospectus supplement entitled “Documents Incorporated By Reference” and “Where You Can Find More Information”.

You should rely only on information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying base shelf prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the Common Shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying base shelf prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying base shelf prospectus and you should not assume otherwise.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying short form base shelf prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. The shelf registration statement was declared effective by the SEC on February 14, 2014. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in U.S. dollars. All references to “$ or “US$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. This prospectus supplement and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

Market data and certain industry forecasts used in this prospectus supplement or in the accompanying base shelf prospectus and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus supplement unless the context requires otherwise, “Cardiome”, the “Corporation”, “we”,” us” and “our” or similar terms refer to Cardiome Pharma Corp. and its subsidiaries through which it operates. Capitalized terms used but not defined herein have the meanings given to those terms in the accompanying short form base shelf prospectus.

The name Cardiome is our trademark. Other trademarks, product names and company names appearing in this prospectus supplement and the accompanying base shelf prospectus and documents incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus are the property of their respective owners.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying base shelf prospectus. See “Documents Incorporated by Reference”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying base shelf prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein include but are not limited to statements relating to:

•	our intention to expand the indications for which we may market AGGRASTAT®;
•	our plans to develop and commercialize product candidates and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other countries;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	our ability to integrate Correvio into our existing business and realize the anticipated benefits of the acquisition;

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•	clinical development of our product candidates, including the results of current and future clinical trials;
•	our ability to enroll patients in our clinical trials;
•	the benefits and risks of our product candidates as compared to others;
•	our maintenance and establishment of intellectual property rights in our product candidates;
•	whether our third party collaborators will maintain their intellectual property rights in the technology we license;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our product candidates;
•	our selection and licensing of product candidates;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our retention and hiring of qualified employees in the future;
•	the manufacturing capacity of third-party manufacturers for our product candidates;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;
•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	our intention to continue directing a significant portion of our resources into international sales expansion;
•	our ability to get our products approved for use in hospitals;
•	government legislation in all countries that we already, or hope to, sell our products in, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements; and
•	our belief that a restructuring transaction that we are exploring would, if completed, generate additional value for our shareholders.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that we will be able to reach agreements with regulatory agencies on executable development programs, the assumption that recruitment to clinical trials will continue at rates similar to our completed trials, the assumption that the regulatory requirements, including patient exposure, for approval of marketing authorization applications/new drug approvals will be maintained, the assumption that genericisation of markets for AGGRASTAT® will proceed according to estimates, the assumption that the time required to analyze and report the results of our clinical studies will be consistent with past timing, the assumption that market data and reports reviewed by us are accurate, the assumption that our current good relationships with our suppliers and service providers will be maintained, the assumptions relating to the availability of capital on terms that are favourable to us and the assumptions relating to the feasibility of future clinical trials.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein and in the accompanying base shelf prospectus and in documents incorporated by reference herein and therein under the heading “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus supplement or, in the case of documents incorporated by reference in this prospectus supplement, as of the date of such documents and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

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DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement in deemed to be incorporated by reference into the accompanying base shelf prospectus. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions of all of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cardiome Pharma Corp. at Suite 405, 6190 Agronomy Road, Vancouver, British Columbia, Canada, V6T 1Z3, telephone: (604) 677-6905, and are also available electronically at www.sedar.com and at www.sec.gov. Our filings through SEDAR or EDGAR are not incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus except as specifically set out herein or therein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the accompanying base shelf prospectus:

•	our annual report on Form 20-F dated March 19, 2013, for the fiscal year ended December 31, 2012;

•	our audited consolidated financial statements as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditor’s report thereon;

•	our management’s discussion and analysis of our financial condition and results of operations for the year ended December 31, 2012;

•	our unaudited interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2013 and 2012;

•	our management’s discussion and analysis of our financial condition and results of operations for the three and nine month periods ended September 30, 2013;

•	our management information circular dated March 4, 2013, distributed in connection with our special meeting of shareholders held on April 3, 2013;

•	our management information circular dated May 24, 2013, distributed in connection with our annual general and special meeting of shareholders held on June 28, 2013;

•	our business acquisition report dated January 29, 2014 relating to the acquisition of Correvio LLC (“Correvio”); and

•	each of the following material change reports:

(i)	our report dated February 4, 2013, relating to our announcement that we engaged Quintiles to provide comprehensive post-marketing lifecycle safety and global regulatory affairs services for BRINAVESS®.

(ii)	our report dated March 4, 2013, relating to our announcement that we made the final payment to Merck Sharp & Dohme Corp. (as successor in interest to Merck & Co. Inc.) (“Merck”) of U.S.$13 million as full and final settlement of all amounts owing under the line of credit stemming from our collaboration and license agreement for vernakalant, signed in April 2009.

(iii)	our report dated March 15, 2013, relating to the announcement of our financial results for the year ended December 31, 2012.

(iv)	our report dated April 2, 2013, relating to the announcement of changes to our senior management team.

(v)	our report dated April 4, 2013, relating to the announcement of shareholder approval of the consolidation of our issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares.

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(vi)	our report dated April 12, 2013, relating to the announcement that our share capital began trading on a post-consolidated basis under the same stock symbol effective April 12, 2013.

(vii)	our report dated May 2, 2013, relating to the announced completion of the transfer of sponsorship of the U.S. Investigational New Drug Applications for vernakalant intravenous (IV) and oral, and the transfer of the U.S. New Drug Application for vernakalant (IV) from Merck to us.

(viii)	our report dated May 3, 2013, relating to the announced transition agreement with Merck for the orderly and efficient transition of rights and responsibilities related to vernakalant.

(ix)	our report dated May 15, 2013, relating to the announcement of our financial results for the three months ended March 31, 2013.

(x)	our report dated May 28, 2013, relating to the announcement of our board of directors’ adoption of an advanced notice policy for director nominations.

(xi)	our report dated June 27, 2013, relating to the announcement of the adoption of the decision by the European Commission of the transfer of the centrally-approved marketing authorisation for BRINAVESS® (vernakalant (IV)) from Merck to us.

(xii)	our report dated July 2, 2013, relating to the announcement of shareholder approval of an amendment to our by-laws to incorporate an advanced notice policy for director nominations.

(xiii)	our report dated July 3, 2013, relating to the announcement of an agreement with AOP Orphan Pharmaceuticals AG to commercialize BRINAVESS® (vernakalant (IV)) in select European markets.

(xiv)	our report dated August 2, 2013, relating to the announcement of our financial results for the six months ended June 30, 2013.

(xv)	our report dated September 16, 2013, relating to the announcement of completion of the transfer of commercialization responsibility for BRINAVESS® (vernakalant (IV)) in the European Union from Merck to us.

(xvi)	our report dated September 17, 2013, relating to the announcement of an agreement between Cardiome International AG (formerly Cardiome Development AG) and Tzamal Medical Ltd., to sell and distribute BRINAVESS® (vernakalant (IV)) exclusively in Israel.

(xvii)	our report dated September 24, 2013, relating to the announcement of an agreement between Cardiome International AG (formerly Cardiome Development AG) and LifePharma (Z.A.M) Ltd., to sell and distribute BRINAVESS® (vernakalant (IV)) exclusively in Cyprus.

(xviii)	our report dated September 24, 2013, relating to the announcement of the publication of positive data from an open label study in patients with atrial fibrillation that compared treatment with vernakalant (IV) to oral propafenone and oral flecainide.

(xix)	our report dated September 25, 2013, relating to the announcement that BRINAVESS® (vernakalant (IV)) has been approved in Turkey by the Turkish Ministry of Health for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

(xx)	our report dated September 30, 2013, relating to the announcement that BRINAVESS® (vernakalant (IV)) has been approved in South Africa by the Medicines Control Council for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

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(xxi)	our report dated October 7, 2013, relating to the announcement of the publication of positive data from an observational, retrospective study performed at the Skåne University Hospital in Malmö, Sweden.

(xxii)	our report dated October 9, 2013, relating to the announcement of an agreement with Biospifar S.A., to sell and distribute BRINAVESS® (vernakalant (IV)) exclusively in Colombia.

(xxiii)	our report dated October 21, 2013, relating to the announcement of an agreement with Algorithm S.A.L. to sell and distribute BRINAVESS® (vernakalant (IV)) exclusively in certain Middle Eastern and North African countries.

(xxiv)	our report dated October 28, 2013, relating to the announcement that the abstract, Conversion of Acute Atrial Fibrillation with Propafenone or Vernakalant, is being presented as an oral presentation by Dr. Diego Conde, Chief of Cardiovascular Emergency Care Section, Instituto Cardiovascular de Buenos Aires, at the Venice Arrhythmias meeting, and providing an update on journal publications by Dr. Conde of comparative studies for intravenous (IV) vernakalant in the treatment of atrial fibrillation versus other antiarrhythmic medications and electrical cardioversion.

(xxv)	our report dated November 6, 2013, relating to the announcement of our financial results for the nine months ended September 30, 2013.

(xxvi)	our report dated November 18, 2013, relating to the announcement of the acquisition of Correvio.

(xxvii)	our report dated November 21, 2013, relating to the announcement of a publication titled, Pharmacological Cardioversion of Atrial Fibrillation with Vernakalant: Evidence in Support of the ESC Guidelines, was published in Europace, the official Journal of the European Heart Rhythm Association, concluding that BRINAVESS® is an efficacious and rapid acting pharmacological cardioversion agent for recent-onset atrial fibrillation.

(xxviii)	our report dated November 28, 2013, relating to the announcement of the acquisition of Correvio.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Corporation with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus supplement and before completion or withdrawal of the offering will also be deemed to be incorporated by reference into this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

Any statement contained in this prospectus supplement, the accompanying base shelf prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or therein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying base shelf prospectus.

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Upon a new annual information form or annual report on Form 20-F and the related audited annual consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with the applicable securities regulatory authorities during the currency of this prospectus supplement or the accompanying base shelf prospectus, the previous annual information form or annual report on Form 20-F, the previous audited annual consolidated financial statements and all interim financial statements, annual and quarterly management’s discussion and analyses, material change reports and business acquisition reports filed by us prior to the commencement of our financial year in which the new annual information form or annual report on Form 20-F was filed, no longer shall be deemed to be incorporated by reference herein and therein for the purpose of future offers and sales of Common Shares hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying base shelf prospectus under “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-193645) of which this prospectus supplement and the accompanying base shelf prospectus forms a part: (i) the form of sales agreement with MLV described in this prospectus supplement; (ii) powers of attorney from our directors and officers; (iii) the consent of KPMG LLP; (iv) the consent of Ernst & Young LLP; and (v) the form of indenture relating to the debt securities that may be issued under the accompanying base shelf prospectus.

CARDIOME PHARMA CORP.

This summary does not contain all the information about Cardiome that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus supplement and the accompanying base shelf prospectus.

We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act (“CBCA”) and effected a four-to-one share consolidation. On March 1, 2009, we amalgamated with Cardiome Research and Development (Barbados), Inc. (previously our wholly-owned subsidiary). On March 20, 2009, we registered under the Business Corporations Act (British Columbia) as an extra-provincial company. On April 9, 2013, we effected a five-to-one share consolidation of our common shares and began trading on a post-consolidation basis on April 12, 2013. All share and per share information in this document gives effect to the share consolidation on a retroactive basis, unless otherwise indicated.

Cardiome is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital, cardiology products, BRINAVESS® and AGGRASTAT®, which are commercially available in numerous markets outside of the United States.

BRINAVESS® (vernakalant (IV)), was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less.

BRINAVESS® is recommended as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or moderate, structural heart disease.

AGGRASTAT® (tirofiban HCL) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in Acute Coronary Syndrome (ACS) patients. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the Correvio acquisition.

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Both BRINAVESS® and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our distributor and partner network in other parts of the world.

We continually evaluate opportunities to increase shareholder value and advance our corporate objectives. We are currently exploring, and have signed a non-binding letter of intent relating to a restructuring transaction which we believe would generate additional value for our shareholders. The transaction involves an exchange of our outstanding shares for shares of a newly formed company that would receive all assets related to BRINAVESS® and AGGRASTAT® and continue to conduct these businesses, while certain other asset would remain with the former company. A third party would acquire the former company for cash and continue to conduct business related to the other assets. Such a transaction would be subject to numerous conditions, including for example, completion of due diligence, negotiation of definitive agreements, approval by our shareholders, and governmental and regulatory approvals including listing approval by the TSX and Nasdaq. Given the uncertainties there can be no assurance that such a transaction will proceed or that any of the necessary approvals can be obtained. If a definitive agreement to effect the transaction is entered into, we would provide additional disclosure as required by securities laws and in connection with a special meeting of shareholders that we would hold to vote on the transaction.

EXCHANGE RATE INFORMATION

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in U.S. dollars. The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of each period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2013	2012	2011
	U.S.$	U.S.$	U.S.$

Closing	0.9402	1.0051	0.9833
High	1.0164	1.0299	1.0583
Low	0.9348	0.9599	0.9430
Average	0.9710	1.0004	1.0111

	Nine Months Ended September 30
	2013	2012	2011
	U.S.$	U.S.$	U.S.$

Closing	0.9723	1.0166	0.9626
High	1.0164	1.0299	1.0583
Low	0.9455	0.9599	0.9626
Average	0.9770	0.9979	1.0225

On February 14, 2014, the noon exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.9107.

CONSOLIDATED CAPITALIZATION

Other than the issuance of 2,481,596 Common Shares as consideration for the acquisition of Correvio, since September 30, 2013, there have been no material changes in our consolidated share and loan capital. For information on the issuance of shares pursuant to the exercise of options pursuant to our incentive stock option plan, see “Prior Sales”.

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TRADING PRICE AND VOLUME

Our Common Shares are listed on Nasdaq in the United States (trading symbol: CRME) and on the TSX in Canada (trading symbol: COM). Our Common Shares began trading post 5 to 1 consolidation on April 12, 2013. All prices and trading volume have been adjusted retroactively to reflect the effects of share consolidation.

The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and volume traded on Nasdaq.

Month	High	Low	Close	Average Daily Volume
January 2013	2.55	1.90	2.40	88,708
February 2013	2.68	1.95	2.00	135,342
March 2013	2.44	1.58	1.80	109,910
April 2013	2.50	1.61	2.17	72,090
May 2013	2.27	1.85	2.00	51,400
June 2013	2.11	1.80	1.95	19,469
July 2013	2.26	1.92	2.20	26,026
August 2013	2.26	1.90	2.11	32,200
September 2013	4.05	2.05	3.54	188,764
October 2013	5.60	3.41	4.35	221,288
November 2013	7.15	3.58	6.29	200,071
December 2013	6.95	5.87	6.23	60,483
January 2014	7.75	6.08	7.14	106,550
February 1-14, 2014	11.00	6.61	9.90	227,002

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

Month	High	Low	Close	Average Daily Volume
January 2013	2.55	1.98	2.40	20,665
February 2013	2.70	1.95	2.10	19,144
March 2013	2.45	1.63	1.90	8,390
April 2013	2.50	1.78	2.18	6,574
May 2013	2.27	1.89	2.10	11,886
June 2013	2.15	1.83	2.04	8,992
July 2013	2.35	2.02	2.29	3,485
August 2013	2.34	2.05	2.14	6,508
September 2013	4.12	2.15	3.66	19,515
October 2013	5.75	3.51	4.55	28,719
November 2013	7.50	3.77	6.75	35,163
December 2013	7.35	6.25	6.70	11,977
January 2014	8.43	6.57	7.96	10,936
February 1-14, 2014	12.02	7.33	10.86	28,008

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PRIOR SALES

The following table sets forth information in respect of our Common Shares that we issued upon the exercise of options granted under our incentive stock option plan during the previous twelve month period:

Exercise Date	Number of Shares	Exercise Price
December 5, 2013	2,750	C$	1.70
December 16, 2013	2,442	C$	1.70
December 17, 2013	1,518	C$	1.70
February 7, 2014	40,000	C$	1.70
Total	46,710

The following table sets forth information in respect of options to acquire our Common Shares that we granted under our incentive stock option plan during the previous twelve month period:

Grant Date	Number of Options	Grant Price
March 21, 2013	288,000	C$	1.65
November 20, 2013	257,000	C$	5.10
Total	545,000

The following table sets forth information in respect of our Common Shares that we issued during the previous twelve month period:

Issuance Date	Number of Common Shares	Issue Price
November 18, 2013	2,481,596	U.S.$	3.88
Total	2,481,596

No other Common Shares, preferred shares, debt securities or warrants, or securities exchangeable or convertible into Common Shares, preferred shares, debt securities or warrants have been issued during the twelve month period preceding the date of this prospectus supplement.

USE OF PROCEEDS

The net proceeds from the offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through MLV in an “at-the-market distribution” will represent the gross proceeds after deducting the compensation payable to MLV under the sales agreement and expenses of the distribution. MLV will receive a cash fee equal to but not exceeding 3% of the aggregate gross proceeds realized from the sale of our Common Shares for services rendered in connection with the offering.  We estimate the total expenses of this offering, excluding the fee paid to MLV, will be approximately US$ 200,000.

Except as otherwise provided in any free writing prospectus that we may authorize to be provided to you, we currently intend to use the net proceeds from the sale of the Common Shares offered under this prospectus supplement and the accompanying base shelf prospectus primarily for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESS® and AGGRASTAT® in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of our other business objectives outlined under “Our Strategy” in the accompanying base shelf prospectus. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, our management will have broad discretion in the application of net proceeds, if any.

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DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS SUPPLEMENT

Share Capital

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which Series A Preferred Shares have been assigned special rights and restrictions. As of February 17, 2014, we had 14,989,559 common shares and no preferred shares of any series issued and outstanding. In addition, as of February 17, 2014, there were 1,140,912 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$4.44 per common share and 219,088 common shares reserved for future grant or issuance under our stock option plan.

Common Shares

All of our common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per Common Share) and participation in assets upon dissolution, liquidation or winding-up. No common shares have been issued subject to call or assessment. Our common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and by-laws and in the Canada Business Corporations Act.

PLAN OF DISTRIBUTION

We have entered into a sales agreement with MLV under which we may issue and sell from time to time up to US$30,000,000 of our Common Shares through MLV, as agent, subject sales of a maximum of US$8,900,000 that may be offered and sold under this prospectus supplement. Sales of the Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on Nasdaq or other existing trading markets in the United States. Subject to the terms and conditions of the sales agreement and upon instructions from us, MLV will use commercially reasonable efforts to sell our Common Shares directly on Nasdaq or other existing trading markets in the United States at the market prices prevailing at the time of sale. We will instruct MLV as to the number of Common Shares to be sold by them. No Common Shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions. We or MLV may suspend the offering of Common Shares upon proper notice and subject to other conditions.

To compensate MLV for its services in acting as agent in the sale of Common Shares, we will pay a commission equal to 3% of aggregate gross proceeds realized from the sale of our Common Shares. We will reimburse MLV for up to $25,000 of legal fees reasonably incurred for the offering.

Settlement for sales of our Common Shares will occur on the third business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of the Common Shares on our behalf, MLV may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of MLV may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to MLV against certain civil liabilities, including liabilities under the Securities Act.

The offering of Common Shares pursuant to the sales agreement will terminate upon the issuance and sale of all Common Shares subject to the agreement by MLV. We and MLV may also terminate the sales agreement under the circumstances specified in the sales agreement.

As sales agent, MLV will not engage in any transactions that stabilize the price of our common shares. No underwriter or dealer involved in the offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, common shares in connection with the offering or effect any other transactions that are intended to stabilize or maintain the market price of our common shares.

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We will apply to the TSX to approve the listing of the Common Shares offered by this prospectus supplement. Listing is subject to us fulfilling all of the listing requirements of the TSX.

CERTAIN INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Common Shares acquired pursuant to this prospectus supplement. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares acquired pursuant to this prospectus supplement, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, tax-exempt organizations (including private foundations), banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, holders subject to the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, persons that own or are treated as owning (or owned or are treated as having owned) 5% or more of our voting stock, controlled foreign corporations, passive foreign investment companies, persons that hold a Common Share as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares acquired pursuant to this prospectus supplement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

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The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares acquired pursuant to this prospectus supplement.

Taxation of Common Shares

Distributions on Common Shares

As described in the accompanying base shelf prospectus, we have never declared or paid any dividends on our common shares and do not intend to pay dividends in the foreseeable future. However, in the event that we do make a distribution with respect to Common Shares, subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any such distribution made to a U.S. Holder (including amounts withheld to pay Canadian withholding taxes) will generally constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in such Common Shares and thereafter will be treated as gain from the sale or exchange of such Common Shares. Each U.S. Holder should consult its own tax adviser regarding the tax treatment of any distribution.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Subject to the PFIC rules discussed below, distributions on Common Shares to certain non-corporate U.S. Holder that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains, but an exception is provided under U.S. Treasury regulations under which certain “active royalty income” is not considered passive income for purposes of determining whether a non-U.S. corporation is a PFIC. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the non-U.S. corporation is a PFIC, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

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The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. In particular, our PFIC status for any taxable year may depend upon the extent to which licensing revenue from our products is considered “active royalty income,” an analysis that raises the uncertainties described above. Our PFIC status for the current year will also depend on the timing and use of proceeds raised in this offering.

We believe that we may have been classified as a PFIC for the 2013 taxable year but, based on current business plans and financial expectations, we do not expect to be classified as a PFIC for the current taxable year or in future taxable years. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If we are classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which we were treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which we are treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if we are classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to us, the electing U.S. Holder would be required in each taxable year that we are considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

S-15

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible if the U.S. Holder were an individual).

If we determine that the Company, and any subsidiary in which the Company owns, directly or indirectly, 50% or more of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, we intend to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if we were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if we were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case we are classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

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Certain Canadian Federal Income Tax Considerations for U.S. Shareholders

The following is a general summary, as of the date hereof, of certain principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Tax Act, (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with the Company, and is not affiliated with the Company, (iii) beneficially owns Common Shares as capital property, (iv) does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business or a part of a business carried on or deemed to be carried on in Canada, and (v) is not a “registered non-resident insurer” or “authorized foreign bank” within the meaning of the Tax Act, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Convention”), is a resident of the U.S., has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who is a qualifying person or otherwise qualifies for the full benefits of the Convention. Common Shares will generally be considered to be capital property to a holder unless such Common Shares are held in the course of carrying on a business of buying or selling securities, or an adventure or concern in the nature of trade. Our shares will generally not be capital property to holders that are “financial institutions” (as defined in subsection 142.2(1) of the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Shareholder” or “U.S. Shareholders”. This summary does not deal with special situations, such as the particular circumstances of traders or dealers, holders an interest in which is a “tax shelter investment” as defined in the Tax Act, tax exempt entities, insurers, financial institutions, holders that enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the Common Shares, or holders who have made a “functional currency” reporting election under section 261 of the Tax Act. This summary also does not apply to a U.S. Shareholder that is subject to the proposed “treaty shopping” rule contained in the 2014 Canadian federal budget released on February 11, 2014. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and the Company’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. It also takes into account all proposed amendments to the Tax Act and the Regulations publicly released by the Minister of Finance (Canada) (“Tax Proposals”) prior to the date hereof, and assumes that all such Tax Proposals will be enacted as currently proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

For purposes of the Tax Act, all amounts, including dividends, adjusted cost base and proceeds of disposition, must generally be determined in Canadian dollars. Amounts denominated in U.S. dollars must be converted to Canadian currency using the Bank of Canada noon rate on the day on which the amount arose or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada). The amount of any capital gain or any capital loss to a U.S. Shareholder with respect to the Common Shares may be affected by fluctuations in Canadian dollar exchange rates.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Shareholder and no representation with respect to the federal income tax consequences to any particular U.S. Shareholder or prospective U.S. Shareholder is made. The tax consequences to a U.S. Shareholder will depend on the holder’s particular circumstances. Accordingly, U.S. Shareholders should consult with their own tax advisors for advice with respect to their own particular circumstances.

The cost for Canadian tax purposes to a U.S. Shareholder of a Common Share must be averaged at the time such Common Share is acquired with the adjusted cost base of all other Common Shares held by such U.S. Shareholder as capital property at that time for purposes of calculating the adjusted cost base of such Common Shares.

Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on our Common Shares to a U.S. Shareholder will be subject to Canadian withholding tax. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

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Dispositions

A U.S. Shareholder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of our Common Shares, unless the Common Shares constitute “taxable Canadian property” to the U.S. Shareholder at the time of disposition and the U.S. Shareholder is not entitled to relief under the Convention. Generally, our Common Shares will not constitute taxable Canadian property to a U.S. Shareholder provided our Common Shares are listed on a designated stock exchange (which includes Nasdaq and TSX) at the time of the disposition, unless (a) at any time during the 60-month period immediately preceding the disposition, the U.S. Shareholder, persons with whom the U.S. Shareholder does not deal at arm’s length, or the U.S. Shareholder together with such persons, owned 25% or more of the issued shares of any series or class of our capital stock and more than 50% of the fair market value of our Common Shares was derived, directly or indirectly, from a combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of, interests in, or for civil law rights in any such properties whether or not the property exists, or (b) our Common Shares are otherwise deemed to be taxable Canadian property to the U.S. Shareholder.

If our Common Shares constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our Common Shares do not derive their value principally from real property situated in Canada as defined in the Convention.

As long as our Common Shares are listed at the time of their disposition on Nasdaq, TSX or another “recognized stock exchange” (as defined in the Tax Act), a U.S. Shareholder who disposes of our Common Shares that are taxable Canadian property will not be required to apply for and obtain a certificate of compliance and will not be subject to withholding by a purchaser under Section 116 of the Tax Act. An exemption from such obligations may also be available in respect of such a disposition if the Common Shares are “treaty-protected property” (as defined in the Tax Act) of the disposing U.S. Shareholder.

AGENT FOR SERVICE OF PROCESS

Harold Shlevin, a director of the Corporation, resides outside of Canada and has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Harold Shlevin	Cardiome Pharma Corp. 6190 Agronomy Road, Suite 405 Vancouver, British Columbia V6T 1Z3

Additionally, Ernst & Young LLP, the former auditor of Correvio, is organized under the laws of a jurisdiction outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

S-18

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

We are a corporation existing under the CBCA. Most of our directors and officers, and the experts named in this prospectus supplement and the accompanying base shelf prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Corporation’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Blake, Cassels & Graydon LLP (“Blakes”) with respect to matters of Canadian law and Skadden, Arps, Slate, Meagher & Flom LLP with respect to matters of United States law. Certain United States legal matters will be passed upon for MLV by LeClairRyan, A Professional Corporation. As of the date of this prospectus supplement, the partners and associates of Blakes beneficially own, directly or indirectly, less than 1% of any class of securities issued by us, including our outstanding Common Shares.

S-19

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	February 13, 2014

CARDIOME PHARMA CORP.

U.S.$250,000,000

Common Shares

Preferred Shares

Debt Securities

Warrants

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to U.S.$250,000,000. The securities may be offered by us or by our securityholders. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

Our common shares are listed on the Nasdaq Stock Market (“Nasdaq”), under the symbol “CRME” and on the Toronto Stock Exchange (“TSX”), under the symbol “COM”. On February 12, 2014, the closing price per share of our common shares was U.S.$8.24 on Nasdaq and C$9.00 on the TSX. Unless otherwise specified in an applicable prospectus supplement, our preferred shares, debt securities and warrants will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our common shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of our securities, other than our common shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

Our head office is located at Suite 405, 6190 Agronomy Road, Vancouver, British Columbia, Canada, V6T 1Z3 and our registered office is located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, Canada, V7X 1L3.

All information permitted under securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section beginning on page 14 of this prospectus.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Effective January 1, 2010, we adopted United States generally accepted accounting principles (“U.S. GAAP”) as the reporting standard for our consolidated financial statements and changed our reporting currency from Canadian dollars to U.S. dollars. Accordingly, the presentation of financial statements may vary in a material way from financial statements prepared in accordance with International Financial Reporting Standards. Unless otherwise indicated, all dollar amounts and references to “$” in our financial statements are to U.S. dollars.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated under the federal laws of Canada, most of our officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities regulator has approved or disapproved the securities offered hereby or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

TABLE OF CONTENTS

about this prospectus	1

FORWARD-LOOKING STATEMENTS	1

DOCUMENTS INCORPORATED BY REFERENCE	2

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	5

EXCHANGE RATE INFORMATION	5

CARDIOME PHARMA CORP.	7

OUR BUSINESS	7

RISK FACTORS	14

USE OF PROCEEDS	29

PRIOR SALES	30

EARNINGS COVERAGE	31

CONSOLIDATED CAPITALIZATION	31

DESCRIPTION OF SHARE CAPITAL	31

DESCRIPTION OF DEBT SECURITIES	32

DESCRIPTION OF WARRANTS	42

CERTAIN INCOME TAX CONSIDERATIONS	44

SELLING SECURITYHOLDERS	44

PLAN OF DISTRIBUTION	44

AUDITORS, TRANSFER AGENT AND REGISTRAR	46

AGENT FOR SERVICE OF PROCESS	47

LEGAL MATTERS	47

WHERE YOU CAN FIND MORE INFORMATION	47

ENFORCEABILITY OF CIVIL LIABILITIES	48

about this prospectus

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “U.S.$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Cardiome” or the “Corporation”, refer to Cardiome Pharma Corp., either alone or together with our subsidiaries.

The names Cardiome, AGGRASTAT® and BRINAVESS® are our trademarks. Other trademarks, product names and company names appearing in this prospectus and any prospectus supplement and documents incorporated by reference in this prospectus and any prospectus supplement are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this short form prospectus and the documents incorporated by reference herein include but are not limited to statements relating to:

•	our intention to expand the indications for which we may market AGGRASTAT®;
•	our plans to develop and commercialize product candidates and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other countries;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	our ability to integrate Correvio LLC (“Correvio”) into our existing business and realize the anticipated benefits of the acquisition;
•	clinical development of our product candidates, including the results of current and future clinical trials;
•	our ability to enroll patients in our clinical trials;
•	the benefits and risks of our product candidates as compared to others;
•	our maintenance and establishment of intellectual property rights in our product candidates;
•	whether our third party collaborators will maintain their intellectual property rights in the technology we license;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our product candidates;

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•	our selection and licensing of product candidates;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our retention and hiring of qualified employees in the future;
•	the manufacturing capacity of third-party manufacturers for our product candidates;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;
•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	our intention to continue directing a significant portion of our resources into international sales expansion;
•	our ability to get our products approved for use in hospitals; and
•	government legislation in all countries that we already, or hope to, sell our products in, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that we will be able to reach agreements with regulatory agencies on executable development programs, the assumption that recruitment to clinical trials will continue at rates similar to our completed trials, the assumption that the regulatory requirements, including patient exposure, for approval of marketing authorization applications/new drug approvals will be maintained, the assumption that genericisation of markets for AGGRASTAT® will proceed according to estimates, the assumption that the time required to analyze and report the results of our clinical studies will be consistent with past timing, the assumption that market data and reports reviewed by us are accurate, the assumption that our current good relationships with our suppliers and service providers will be maintained, the assumptions relating to the availability of capital on terms that are favourable to us and the assumptions relating to the feasibility of future clinical trials.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein and in documents incorporated by reference herein under the headings “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, as of the date of such documents or, in the case of any prospectus supplement, as of the date of such prospectus supplement and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from our Corporate Secretary at Suite 405, 6190 Agronomy Road, Vancouver, British Columbia, Canada, V6T 1Z3 Telephone: (604) 677-6905 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

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The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

•	our annual report on Form 20-F dated March 19, 2013, for the fiscal year ended December 31, 2012;

•	our audited consolidated financial statements as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditor’s report thereon;

•	our management’s discussion and analysis of our financial condition and results of operations for the year ended December 31, 2012;

•	our unaudited interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2013 and 2012;

•	our management’s discussion and analysis of our financial condition and results of operations for the three and nine month periods ended September 30, 2013;

•	our management information circular dated March 4, 2013, distributed in connection with our special meeting of shareholders held on April 3, 2013;

•	our management information circular dated May 24, 2013, distributed in connection with our annual general and special meeting of shareholders held on June 28, 2013;

•	our business acquisition report dated January 29, 2014 relating to the acquisition of Correvio; and

•	each of the following material change reports:

(i)	our report dated February 4, 2013, relating to our announcement that we engaged Quintiles to provide comprehensive post-marketing lifecycle safety and global regulatory affairs services for BRINAVESS®.

(ii)	our report dated March 4, 2013, relating to our announcement that we made the final payment to Merck Sharp & Dohme Corp. (as successor in interest to the entity formerly known as Merck & Co., Inc.) (“Merck”) of U.S.$13 million as full and final settlement of all amounts owing under the line of credit stemming from our collaboration and license agreement for vernakalant, signed in April 2009.

(iii)	our report dated March 15, 2013, relating to the announcement of our financial results for the year ended December 31, 2012.

(iv)	our report dated April 2, 2013, relating to the announcement of changes to our senior management team.

(v)	our report dated April 4, 2013, relating to the announcement of shareholder approval of the consolidation of our issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares.

(vi)	our report dated April 12, 2013, relating to the announcement that our share capital began trading on a post-consolidated basis under the same stock symbol effective April 12, 2013.

(vii)	our report dated May 2, 2013, relating to the announced completion of the transfer of sponsorship of the U.S. Investigational New Drug Applications for vernakalant intravenous (IV) and oral, and the transfer of the U.S. New Drug Application for vernakalant (IV) from Merck to us.

(viii)	our report dated May 3, 2013, relating to the announced transition agreement with Merck for the orderly and efficient transition of rights and responsibilities related to vernakalant.

(ix)	our report dated May 15, 2013, relating to the announcement of our financial results for the three months ended March 31, 2013.

(x)	our report dated May 28, 2013, relating to the announcement of our board of directors’ adoption of an advanced notice policy for director nominations.

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(xi)	our report dated June 27, 2013, relating to the announcement of the adoption of the decision by the European Commission of the transfer of the centrally-approved marketing authorisation for BRINAVESS® (vernakalant (IV)) from Merck to us.

(xii)	our report dated July 2, 2013, relating to the announcement of shareholder approval of an amendment to our by-laws to incorporate an advanced notice policy for director nominations.

(xiii)	our report dated July 3, 2013, relating to the announcement of an agreement with AOP Orphan Pharmaceuticals AG to commercialize BRINAVESS® (vernakalant (IV)) in select European markets.

(xiv)	our report dated August 2, 2013, relating to the announcement of our financial results for the six months ended June 30, 2013.

(xv)	our report dated September 16, 2013, relating to the announcement of completion of the transfer of commercialization responsibility for BRINAVESS® (vernakalant (IV)) in the European Union from Merck to us.

(xvi)	our report dated September 17, 2013, relating to the announcement of an agreement between Cardiome International AG (formerly Cardiome Development AG) and Tzamal Medical Ltd., to sell and distribute BRINAVESS® (vernakalant (IV)) exclusively in Israel.

(xvii)	our report dated September 24, 2013, relating to the announcement of an agreement between Cardiome International AG (formerly Cardiome Development AG) and LifePharma (Z.A.M) Ltd., to sell and distribute BRINAVESS® (vernakalant (IV)) exclusively in Cyprus.

(xviii)	our report dated September 24, 2013, relating to the announcement of the publication of positive data from an open label study in patients with atrial fibrillation that compared treatment with vernakalant (IV) to oral propafenone and oral flecainide.

(xix)	our report dated September 25, 2013, relating to the announcement that BRINAVESS® (vernakalant (IV)) has been approved in Turkey by the Turkish Ministry of Health for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

(xx)	our report dated September 30, 2013, relating to the announcement that BRINAVESS® (vernakalant (IV)) has been approved in South Africa by the Medicines Control Council for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

(xxi)	our report dated October 7, 2013, relating to the announcement of the publication of positive data from an observational, retrospective study performed at the Skåne University Hospital in Malmö, Sweden.

(xxii)	our report dated October 9, 2013, relating to the announcement of an agreement with Biospifar S.A., to sell and distribute BRINAVESS® (vernakalant (IV)) exclusively in Colombia.

(xxiii)	our report dated October 21, 2013, relating to the announcement of an agreement with Algorithm S.A.L. to sell and distribute BRINAVESS® (vernakalant (IV)) exclusively in certain Middle Eastern and North African countries.

(xxiv)	our report dated October 28, 2013, relating to the announcement that the abstract, Conversion of Acute Atrial Fibrillation with Propafenone or Vernakalant, is being presented as an oral presentation by Dr. Diego Conde, Chief of Cardiovascular Emergency Care Section, Instituto Cardiovascular de Buenos Aires, at the Venice Arrhythmias meeting, and providing an update on journal publications by Dr. Conde of comparative studies for intravenous (IV) vernakalant in the treatment of atrial fibrillation versus other antiarrhythmic medications and electrical cardioversion.

(xxv)	our report dated November 6, 2013, relating to the announcement of our financial results for the nine months ended September 30, 2013.

(xxvi)	our report dated November 18, 2013, relating to the announcement of the acquisition of Correvio LLC.

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(xxvii)	our report dated November 21, 2013, relating to the announcement of a publication titled, Pharmacological Cardioversion of Atrial Fibrillation with Vernakalant: Evidence in Support of the ESC Guidelines, was published in Europace, the official Journal of the European Heart Rhythm Association, concluding that BRINAVESS® is an efficacious and rapid acting pharmacological cardioversion agent for recent-onset atrial fibrillation.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Corporation with a securities commission or similar authority in any province of Canada subsequent to the date of this short form prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers; (iii) the consent of KPMG LLP; (iv) the consent of Ernst & Young LLP; and (v) the form of indenture relating to the debt securities that may be issued under this prospectus.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

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	Year Ended December 31
	2013	2012	2011
	U.S.$	U.S.$	U.S.$
Closing	0.9402	1.0051	0.9833
High	1.0164	1.0299	1.0583
Low	0.9348	0.9599	0.9430
Average	0.9710	1.0004	1.0111

	Nine Months Ended September 30
	2013	2012	2011
	U.S.$	U.S.$	U.S.$
Closing	0.9723	1.0166	0.9626
High	1.0164	1.0299	1.0583
Low	0.9455	0.9599	0.9626
Average	0.9770	0.9979	1.0225

On February 12, 2014, the noon exchange rate as quoted by the Bank of Canada was C$1.00 = U.S.$0.9097.

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CARDIOME PHARMA CORP.

We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act (“CBCA”) and effected a four-to-one share consolidation. On March 1, 2009, we amalgamated with Cardiome Research and Development (Barbados), Inc. (previously our wholly–owned subsidiary). On March 20, 2009, we registered under the Business Corporations Act (British Columbia) as an extra-provincial company. On April 9, 2013, we effected a five-to-one share consolidation of our common shares and began trading on a post-consolidation basis on April 12, 2013. All share and per share information in this prospectus gives effect to the share consolidation on a retroactive basis, unless otherwise indicated.

Prior to November 18, 2013, we had five wholly-owned subsidiaries: Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia); Cardiome, Inc. (formerly Paralex, Inc.), a company incorporated under the Delaware General Corporation Law; Artesian Therapeutics, Inc., a company incorporated under the Delaware General Corporation Law; Cardiome International AG (formerly Cardiome Development AG.), a company continued under the laws of Switzerland, and Cardiome UK Limited, a company incorporated under the laws of the United Kingdom.

On November 18, 2013, we completed the acquisition of Correvio, a privately held pharmaceutical company headquartered in Geneva, Switzerland. As a result of this transaction, we acquired or incorporated the following wholly-owned subsidiaries:

Subsidiary Name	Jurisdiction of Incorporation or Organization
Correvio LLC	Delaware, U.S.A.
Murk Acquisition Sub, Inc.	Delaware, U.S.A.
Correvio International S.a.r.l.	Switzerland
Correvio GmbH	Germany
Correvio Italia S.r.l.	Italy
Correvio AB	Sweden
Correvio S.a.r.l.	France
Correvio Spain S.L.	Spain
Correvio Belgium S.p.r.l.	Belgium
Correvio (UK) Ltd.	United Kingdom
Correvio (Australia) Pty Ltd.	Australia

Our registered office is located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, Canada, V7X 1L3 and our head office and principal place of business are located at Suite 405, 6190 Agronomy Road, Vancouver, British Columbia, Canada, V6T 1Z3.

OUR BUSINESS

Cardiome is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital, cardiology products, BRINAVESS® and AGGRASTAT®, which are commercially available in numerous markets outside of the United States.

BRINAVESS® (vernakalant (IV)), was approved in the European Union in September 2010 and is currently registered and approved in a total of 56 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESS® is recommended as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or moderate, structural heart disease.

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AGGRASTAT® (tirofiban HCL) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in Acute Coronary Syndrome (ACS) patients. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the Correvio acquisition.

Both BRINAVESS® and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our distributor and partner network in other parts of the world.

Our Strategy

Our core strategy is to create a hospital-based, profitable and sustainable pharmaceutical company through the acquisition, development and commercialization of innovative, cardiovascular products that we believe will help patients, health care providers, and healthcare systems provide safer, more efficacious and cost effective treatments for heart disease. Key elements of our strategy include:

•	Expanding our product offering and product pipeline through in-licensing and/or acquisitions. We continuously evaluate in-licensing and acquisition opportunities that complement our product and operational capabilities. Priority will be given to later-stage or approved product opportunities that could be sold through our European, in-hospital, cardiology sales force.

•	Successfully obtaining approval for vernakalant worldwide. We intend to continue to advance the approval and development of vernakalant (IV) in the United States, Canada and elsewhere, and vernakalant (oral) worldwide. We intend to pursue a regulatory strategy to further develop both intravenous and oral vernakalant in order to achieve its maximum potential in the treatment of acute and more chronic forms of atrial fibrillation.

•	Successfully commercializing BRINAVESS® in currently approved countries. We intend to continue to sell BRINAVESS® in countries where it is presently approved, marketed and reimbursed. Initially, we intend to focus our sales efforts on promoting BRINAVESS® product sales in Europe via a fully dedicated direct sales force operating in eight countries in Western Europe. We also intend to seek reimbursement in countries where the product has regulatory approval but has not launched (namely France, Italy, the United Kingdom and Belgium) in order to broaden the commercial opportunity for BRINAVESS®.

•	Continuing to support the worldwide marketing of AGGRASTAT®. We intend to continue to sell AGGRASTAT® in countries where it is presently approved, marketed and reimbursed for as long as these markets are economically viable. Further, we are seeking to expand the indications for which we may market AGGRASTAT® through extension of the indication statement for AGGRASTAT® to include “the reduction of major cardiovascular events in patients with acute myocardial infarction (STEMI – ST-elevated myocardial infarction) intended for primary PCI (percutaneous coronary intervention).” AGGRASTAT® has already been granted this expanded label in some countries.

•	Leveraging external resources. We focus our internal resources on those activities that we believe add or create the most value. We maintain a core team of professionals, consultants and staff with the necessary skill base for our operations, and contract out the specialized work required, such as pharmacovigilance, regulatory, commercial manufacturing, and distribution to external organizations.

•	Continuing to support our pre-clinical programs in ion channel research by collaborating with external researchers many of whom have extensive knowledge and understanding of these programs. This collective knowledge, experience and expertise helps ensure that the ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state. Whenever possible, we intend to offset the costs of these programs with funding from applicable granting agencies.

Our Products and Product Candidates

We currently have two commercially available pharmaceutical products, BRINAVESS® and AGGRASTAT®. BRINAVESS®, the intravenous formulation of vernakalant, has been approved in Europe, in some countries in Central and South America, Asia and the Middle East. We hold the global development and commercialisation rights for all indications for vernakalant (IV) and oral on a royalty-free basis, subject to the ongoing transfer of certain rights from Merck and its affiliates to us, which has been delayed in certain jurisdictions due to routine regulatory requirements and is expected to be completed in the first half of 2014. AGGRASTAT® has been approved in numerous countries worldwide and we hold the global marketing rights outside of the United States. We also have several preclinical stage programs. The following chart summarizes our current products and product candidates, including the principal disease being targeted and the development stage for each program.

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In 2013, we began establishing a direct, in-hospital sales force in select European markets in support of BRINAVESS® and have complemented our coverage through the acquisition of Correvio. Although BRINAVESS® is not currently marketed in all of the major European countries, our sales force, following the acquisition of Correvio, now has the capability to cover Germany, Spain, Italy, France, the United Kingdom, Sweden, Norway, Finland, Denmark, the Netherlands and Luxembourg. We have partnered with AOP Orphan Pharmaceutical AG (“AOP Orphan”) to commercialize BRINAVESS® in select European markets where we do not currently operate directly, including Austria and parts of Eastern Europe. We expect that AOP Orphan will support us in obtaining product registrations required for the marketing and sale of BRINAVESS® in those markets where this is required and will actively call on customers to promote the product. In addition, we entered into commercialization and sales agreements with Tzamal Medical Ltd. (“Tzamal”) in Israel, LifePharma (Z.A.M.) Ltd. in Cyprus, Biospifar S.A. in Colombia and Algorithm S.A.L. (“Algorithm”) in certain Middle Eastern and North African countries. We have also entered into agreements with Oriola Oy in Finland, Nomeco in Denmark and Tamro in Sweden for warehousing, consignment and distribution services. Correvio also has a significant distributor network, some of which overlap with our existing network. These distributors include, amongst others, Aspen Global Incorporated, Algorithm and Tzamal.

The following chart summarizes our current products and product candidates, including the principal disease being targeted and the development stage for each program.

Notes:
(1)                In October 2010, the Phase 3, ACT 5 study of vernakalant (IV) was suspended and subsequently terminated in the United States. We have not obtained permission from the FDA to restart the trial.

Vernakalant for Atrial Fibrillation

Atrial fibrillation is the most common cardiac arrhythmia (abnormal heart rhythm). It is characterized by an erratic and often rapid heart rate where the electrical activity of the heart's two small upper chambers (the atria) are not coordinated, resulting in inefficient pumping of blood and an increased risk of developing a blood clot in the heart, which could lead to embolic stroke. If a blood clot in the atria leaves the heart, enters the circulation, and becomes lodged in an artery in the brain, a stroke may result. Approximately 15% of all strokes occur in people with atrial fibrillation.

The risk of developing atrial fibrillation increases with age. The lifetime risk of developing atrial fibrillation at age 55 has been estimated at 24% in men and 22% in women. In addition, during the past 20 years, there has been a 60% increase in hospital admissions for atrial fibrillation independent of changes in known risk factors. Third party research estimates that 5.5 million patients are treated for atrial fibrillation in the seven leading industrialized nations each year.

Vernakalant is a new chemical entity designed by Cardiome’s scientists to treat atrial fibrillation by converting the heart back into normal rhythm and possesses the potential to overcome several limitations of current drugs and devices which are currently utilized to treat atrial fibrillation. Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug is being developed for two potential applications: (a) vernakalant (IV) was developed as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (b) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence in patients who have had one or more previous episodes of atrial fibrillation.

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Vernakalant (IV)

Cardiome has exclusive, global marketing rights to BRINAVESS®, the intravenous formulation of vernakalant, and is responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from Merck and its affiliates to us, which has been delayed in certain jurisdictions due to routine regulatory requirements and is expected to be completed in the first half of 2014. Prior to September 2013, global marketing rights to vernakalant (IV) were held by Merck under two collaboration and license agreements.

Regulatory Matters

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial (ACT 5) under a Special Protocol Assessment. The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). ACT 5 began enrolment of recent onset atrial fibrillation patients without a history of heart failure in October 2009.

In October 2010, a clinical hold was placed on the ACT 5 study of vernakalant (IV) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (IV) in North America. Merck and the FDA agreed to terminate the ACT 5 study. Merck began discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States.

In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the transfer of the NDA for vernakalant (IV) from Merck to us. We intend to continue discussions with the FDA regarding potential development paths for the vernakalant programs in the United States.

Rest of World (Outside North America)

In July 2009, our former partner Merck submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union, and as a result of the submission we received a $15 million milestone payment from Merck.

In June 2010, the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval of vernakalant (IV) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults and in September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESS® in the European Union, Iceland and Norway. This milestone triggered a $30 million milestone payment from Merck. After receipt of marketing approval, Merck began its commercial launch of BRINAVESS® in a number of European countries.

In June 2013 we announced the decision by the European Commission to allow the transfer of the centrally-approved marketing authorisation for BRINAVESS® from Merck to Cardiome.

Clinical Trials

The clinical effect of BRINAVESS® in the treatment of patients with atrial fibrillation has been evaluated in three, randomised, double-blind, placebo-controlled studies (ACT I, ACT II and ACT III) and in an active comparator trial versus intravenous amiodarone. Based on data from 1018 patients in eight Phase 2 and Phase 3 trials, BRINAVESS® has been approved in the European Union, New Zealand and countries in Central America, South America, Asia and the Middle East for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults who have experienced atrial fibrillation for the following periods:

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•	For non-surgery patients: ≤ 7 days duration

•	For post-cardiac surgery patients: ≤ 3 days duration.

In August 2010, Merck initiated a 615 patient Phase 3 Asia Pacific vernakalant (IV) study that was expected to support regulatory applications in additional territories for which marketing approval has not yet been obtained. In 2013, the study was terminated as part of the transfer of rights and responsibilities under the collaboration and license agreements from Merck to us, and our analysis of the study is ongoing.

In 2011, Merck initiated a 2,000 patient post-approval study for vernakalant (IV). This non-interventional prospective study is a post-authorization safety study of vernakalant (IV) conducted to collect information about normal conditions of use and appropriate dosing, and to quantify possible medically significant risks associated with the use of vernakalant in real-world clinical practice. In 2013, the transfer of this post-approval safety study (“PASS”) from Merck to us was completed. After the transfer, we recognized that the study had enrolled less quickly than initially anticipated and we filed an application to reduce the number of patients required for this study to 1,300.

Former Collaborations

North America

In October 2003, we entered into a collaboration and license agreement, referred to as the “North American Vernakalant (IV) Agreement”, with an affiliate of Astellas. We granted Astellas an exclusive license to vernakalant (IV) and its related technology to develop, make and sell intravenous or injectable formulations of vernakalant in North America for any and all indications including the treatment of atrial fibrillation and atrial flutter, including a right to sublicense to third parties.

Under the terms of the North American Vernakalant (IV) Agreement, Astellas paid us an up-front payment of $10 million, invested $4 million in us at a 25% premium to our then current share price, and agreed to pay us milestone payments of up to $56 million based on the achievement of specified development and commercialization milestones. In addition, should the product have been approved for use by the applicable regulatory authorities in North America, we would have been entitled to royalty payments of approximately 25% of total North American end-user sales revenue, as well as royalties based on future net sales and sublicense revenue. Following the successful completion of ACT I, in February 2005 we announced the collection of our first milestone payment of $6 million from Astellas.

In July 2006, we amended our North American Vernakalant (IV) Agreement with Astellas. Under the amended terms of our North American Vernakalant (IV) Agreement, Astellas agreed to fund all of the costs associated with the re-submission of the NDA for vernakalant (IV), including the engagement of external consultants, and Astellas paid to us a $10 million milestone payment on the re-submission of the NDA for vernakalant (IV) to the FDA. In addition, a $15 million milestone payment would have been payable on approval of vernakalant (IV) by the FDA.

In October 2010, Astellas suspended patient enrollment in the ACT 5 study of vernakalant (IV) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (IV) in North America from Astellas. All terms, responsibilities and payments that Astellas committed to under the North American Vernakalant (IV) Agreement were assumed by Merck without change.

Merck was responsible for 75% of all the remaining development costs related to seeking regulatory approval in North American markets, and all marketing and commercialization costs for vernakalant (IV) in North America. Under the North American Vernakalant (IV) Agreement we had the right to additional milestone payments with respect to any subsequent drugs developed under the agreement.

In September 2012, Merck gave notice to us of its termination of the North American Vernakalant (IV) Agreement. In May 2013, we announced the completion of the transfer of sponsorship of the U.S. Investigational NDAs for vernakalant (IV), the transfer of the U.S. NDA for vernakalant (IV), and the transfer of sponsorship of all vernakalant Canadian Clinical Trial Applications from Merck to us. All marketing rights for North America have been returned to us.

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Outside North America

In April 2009, we entered into a collaboration and license agreement with Merck for the development and commercialization of vernakalant (the “Collaboration Agreement”). The Collaboration Agreement provided an affiliate of Merck with exclusive global rights to vernakalant (oral) and exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreement, Merck paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million, based on the achievement of certain milestones associated with the development and approval of vernakalant products, and up to $100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. Also, we were eligible to receive tiered royalty payments on sales of any approved products and had the potential to receive up to $340 million in additional milestone payments based on achievement of significant sales thresholds. Merck was responsible for all costs associated with the development, manufacturing and commercialization of these product candidates.

In July 2009, we received a $15 million milestone payment as a result of Merck’s affiliate filing an MAA with the EMA seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, we received a $30 million milestone payment from Merck as a result of receiving marketing approval for vernakalant (IV) in the European Union, Iceland and Norway under the trade name BRINAVESS®. Under the Collaboration Agreement, we also shipped and were reimbursed for $7 million of clinical supplies provided to Merck.

In September 2012, Merck gave notice to us of its termination of the Collaboration Agreement. On April 24, 2013, we entered into a Transition Agreement with Merck (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreement and transfer of rights to, and responsibilities for, vernakalant to us. Pursuant to the Transition Agreement, we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 24, 2013. Regulatory product rights and product distribution responsibility were transferred to us upon transfer of the marketing authorizations in the relevant countries, subject to the ongoing transfer of certain rights from Merck and its affiliates to us, which has been delayed in some jurisdictions due to routine regulatory requirements and is expected to be completed in the first half of 2014.

On June 21, 2013, the European Commission approved the transfer of the centrally-approved marketing authorization for BRINAVESS® from Merck to us. We are now the marketing authorization holder for BRINAVESS® in the member states of the European Union. As a result, royalties on sales and the promotional services fee we previously received from Merck ceased on July 1, 2013 and we began benefiting from all sales of BRINAVESS® throughout the world.

On September 16, 2013, we announced the completion of the transfer from Merck to us of commercialization responsibility for BRINAVESS® in the European Union and the responsibility to complete the post-marketing study for BRINAVESS®. We are now supplying BRINAVESS® under our own trade dress in the European Union.

As part of the Collaboration Agreement, Merck granted us a secured, interest-bearing credit facility of up to $100 million accessible in tranches over several years commencing in 2010. In February 2010, we received an advance of $25 million from a Merck affiliate under the credit facility. In January 2012, we received another advance of $25 million from a Merck affiliate under the credit facility. In December 2012, we reached an agreement with Merck to settle our debt obligation. In 2013, we paid Merck $20 million to settle our outstanding debt of $50 million plus accrued interest of $2 million owed to Merck. The settlement between us and Merck terminated the credit facility, extinguished all outstanding debt obligations, and released and discharged the collateral security taken in respect of the advances under the line of credit.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In July and September 2006, we announced positive top line results for the sequential 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

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In April 2009, we entered into the Collaboration Agreement with Merck for the development and commercialization of vernakalant. The agreement provided an affiliate of Merck with exclusive global rights to vernakalant (oral) and exclusive rights outside of the United States, Canada and Mexico to vernakalant (IV).

In November 2011, Merck completed an additional multiple rising-dose Phase I study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that Merck had scheduled, to start in late 2011, an additional Phase I trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures.

In March 2012, Merck informed us of its decision to discontinue further development of vernakalant (oral). In September 2012, we announced that Merck would return the global marketing and development rights for vernakalant (oral) to us in connection with Merck’s termination of the Collaboration Agreement. In May 2013, we completed the transfer of sponsorship of the IND for vernakalant (oral) from Merck to us.

Clinical Trials

In an oral dosing study in humans completed in December 2002, vernakalant was shown to have significant oral bioavailability, suggesting that it could also be used for long-term oral therapy. Based on these results, we conducted a series of Phase 1 clinical studies to evaluate vernakalant (oral) as a candidate for further clinical development as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In August 2005, we announced the successful completion of the Phase 1 studies required to advance clinical testing of vernakalant (oral) into a Phase 2 study.

In July and September 2006, we announced positive top-line results from a Phase 2A pilot trial evaluating 300 mg and 600 mg dosing groups, of vernakalant (oral). For the 300 mg dosing group, 61% (33 of 54) of patients receiving vernakalant (oral) completed the study in normal heart rhythm, as compared to 43% (24 of 56) of all patients receiving placebo. For the 600 mg dosing group, 61% (30 of 49) of patients receiving vernakalant (oral) completed the study in normal heart rhythm, as compared to 43% (24 of 56) of all patients receiving placebo.

A Kaplan-Meier analysis of the results demonstrated a statistically significant efficacy difference between the 300 mg dosing group and the placebo group (p=0.048). The difference between the 600 mg dosing group and the placebo group trended toward but did not reach statistical significance (p=0.060). A combined analysis of all drug group patients relative to the placebo group also demonstrated a statistically significant difference (p=0.028).

The safety data for both dosing groups suggests that vernakalant (oral) appears well-tolerated over the one-month dosing period within the target population. During the 28 days of oral dosing, serious adverse events occurred in 8% of all placebo patients, 10% of patients in the 300 mg dosing group, and 11% of patients in the 600 mg dosing group. Potentially drug-related serious adverse events occurred in 1% of all placebo patients, 4% of patients in the 300 mg dosing group and 5% of patients in the 600 mg dosing group. There were no cases of drug-related “Torsades de Pointes” (an uncommon type of ventricular arrhythmia).

In early 2007, we initiated a Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral) in up to 90 days of oral dosing in patients at risk of recurrent atrial fibrillation. The study included four dosing groups, three of which received the active drug and one that received placebo. Patients received a 150 mg, 300 mg or 500 mg dose of vernakalant (oral) or placebo twice per day. After the first three days, patients still in atrial fibrillation were electrically cardioverted. Successfully cardioverted patients continued to receive vernakalant (oral) or placebo for the remainder of the 90-day trial and were monitored throughout the dosing period. A total of 735 patients were randomized in the study, of which 605 were successfully cardioverted to sinus rhythm and entered the maintenance phase and therefore were evaluated for efficacy.

In March 2008, we announced positive interim analysis results from the Phase 2b trial. In July 2008, we announced final clinical results from the Phase 2b trial. The final results demonstrated that the 500 mg dosing group significantly reduced the rate of atrial fibrillation relapse as compared to the placebo group (two-sided log rank, p=0.0221). The median time to recurrence of atrial fibrillation was greater than 90 days for the 500 mg dosing group, compared to 27 days for the placebo group. Of the patients in the 500 mg dosing group (n=150), 51% completed the study in normal heart rhythm compared to 37% of patients receiving placebo (n=160). Both the 150 mg (n=147) and 300 mg (n=148) dosing groups also trended toward efficacy in preventing relapse to atrial fibrillation, but were not statistically significant when compared with the placebo group. These results provide evidence of a clear dose response, with 500 mg dose taken twice per day proving to be the effective dose to prevent the recurrence of atrial fibrillation in this trial.

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There was no significant difference in the incidence of serious adverse events between treatment groups. Potentially drug-related serious adverse events occurred in 0.5% of placebo patients, 1.1% of patients in the 150 mg dosing group, 0.5% of patients in the 300 mg dosing group and 0.5% of patients in the 500 mg dosing group. There were no cases of “Torsades de Pointes”. There were four deaths in the study, all unrelated to vernakalant (oral), with two such patients in the placebo group, one patient in the 150 mg dosing group and one patient in the 300 mg dosing group. There were no deaths in the 500 mg dosing group.

AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention or PCI, a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium)) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years with an excellent safety and efficacy profile.

Pre-clinical Projects

We continue to support pre-clinical research and development work externally through academic research collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

U.S. Export Controls and Economic Sanctions

Cardiome is a global, innovation-driven pharmaceutical business with worldwide operations (directly and through distributors). Prior to the acquisition of Correvio, Cardiome did not have operations in the United States and was not subject to U.S. export controls and economic sanctions regulations, such as those instituted by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Correvio , however, does have operations in the United States, and in 2012 it voluntarily reported to OFAC that it had made inadvertent sales of AGGRASTAT®, which treats chest pain and certain heart conditions, into Iran by a third-party Lebanese distributor, as well as reimbursement costs which were paid to another third-party Iranian distributor. Along with the voluntary report, Correvio applied for a specific license to sell AGGRASTAT® through specified intermediaries and distributors into certain hospitals in Iran. Although OFAC has not yet acted on the voluntary report, OFAC did grant Correvio the requested license. Cardiome (or any of our subsidiaries) may generate revenue in the future by way of sales into Iran through a third-party distributor. To the extent required, such sales would be made as permitted by OFAC under either a general or specific license.

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus or any applicable prospectus supplement, you should carefully consider the risks described below before purchasing our securities. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our securities, including our common shares, could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our consolidated financial statements and related notes.

Risks Relating to Our Business

We will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We will require significant additional capital resources to expand our business, in particular the further development of our product candidates, vernakalant (IV) in the United States (and elsewhere) and vernakalant (oral) worldwide. Advancing our product candidates, market expansion of our currently marketed products or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience more generic competition for AGGRASTAT® from other life sciences companies or in more markets than anticipated;

•	we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals for BRINAVESS® in the various markets where we hope to sell our products;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;

•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

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•	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

•	we are required to perform additional pre-clinical studies and clinical trials; or

•	we elect to develop, acquire or license new technologies, products or businesses.

We could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as ours, are unfavourable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our common shares or financial instruments that are exchangeable for, or convertible into, our common shares which could result in significant dilution to our shareholders.

If sufficient capital is not available, we may be required to delay our business expansion or our research and development projects, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

We have a history of significant losses and a significant accumulated deficit.

Although we have been involved in the life sciences industry since 1992, we have, prior to the launch of BRINAVESS® and the acquisition of AGGRASTAT®, only been engaged in research and development. Before Merck obtained marketing approval for BRINAVESS® in the European Union, Iceland and Norway in September 2010, and launched BRINAVESS® in a number of European countries in 2010, none of our product candidates had been approved for marketing or commercialized. Accordingly, we have only recently begun to generate revenue from product sales and have incurred significant operating losses, including net losses of approximately $18.3 million and $27.9 million for the 12 month periods ended December 31, 2012 and 2011, respectively. As of September 30, 2013, our accumulated deficit was $293.5 million. Our losses have resulted in large part from the significant research and development expenditures we have made in seeking to identify and validate new drug targets and compounds that could become marketed drugs. Although we will seek a new collaboration partner for the further research, development, testing and approval of vernakalant (IV) and vernakalant (oral), we anticipate that we will continue to incur these types of expenses in connection with our collaboration. We cannot assure you that we will generate sufficient revenues in the future or achieve profitable operations.

We may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management.

On November 18, 2013, we announced that we completed the acquisition of Correvio and its pharmaceutical product AGGRASTAT® in order to obtain the ability to market and sell AGGRASTAT® outside of the United States, as well as for the business infrastructure provided by Correvio. We may not be able to fully realize the anticipated future benefits and synergies of the acquisition on a timely basis or at all. The acquisition involves challenges and risks, including risks that the transaction does not advance our business strategy or that we will not realize a satisfactory return. In addition, the seller’s indemnification of us for misrepresentations in representations, breaches of covenants or certain tax matters is capped at the actual consideration paid by us (or $1 million in some cases). The potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges with respect to intellectual property, product quality, revenue recognition or other accounting practices, taxes, corporate governance and internal controls, regulatory compliance, employee, customer or partner disputes or issues and other legal and financial contingencies could decrease or eliminate the anticipated benefits and synergies of the Correvio acquisition and could negatively affect our future business and financial results.

The overall success of the Correvio acquisition will depend, in part, on our ability to realize the anticipated benefits and synergies from combining and integrating the Correvio business into our existing business. Integration of Correvio and AGGRASTAT® requires significant management attention and expansion of our staff in marketing, sales and general and administrative functions. We may have difficulties in the integration of the acquired company's departments, systems, including accounting, human resource and other administrative systems, technologies, books and records, and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by Canadian securities laws, the Sarbanes-Oxley Act of 2002, and related procedures and policies. If we cannot integrate the acquisition successfully, it could have a material adverse impact on our business, financial condition and results of operations.

As part of our business strategy, we may also continue to acquire additional companies, products or technologies principally related to, or complementary to, our current operations. Any such acquisitions will be accompanied by certain risks including but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

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•	higher than anticipated acquisition costs and expenses;
•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;
•	disruption of our ongoing business;
•	inability to retain key customers, distributors, vendors and other business partners of the acquired company;
•	diversion of management’s time and attention; and
•	possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

We are exposed to generic product risk which may result in a decline in sales of AGGRASTAT®.

AGGRASTAT® is a mature product which is beginning to face generic competition and may experience a decline in product sales in several markets. Competition from generic equivalents that would be sold at a price that is less than the price at which we currently sell AGGRASTAT® could have a materially adverse impact on our business, financial condition and operating results. Our efforts to enhance the marketing of AGGRASTAT® through our direct sales force and to expand the indications for which we may market AGGRASTAT® may not be successful in addressing or mitigating the effect of generic competition.

We have substantial competition in the life sciences industry and with respect to our products.

The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. GP IIb/IIIa inhibitors that AGGRASTAT® competes with include ReoPro from Eli Lilly and Company and Johnson & Johnson/Centocor, Inc., Angiomax from The Medicines Company, Integrilin from Merck & Co., Inc., and MediCure Inc. Antiarrhythmics that BRINAVESS® competes with include generic competitors such as flecainide, propafenone, ibutilide and amiodarone.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our product candidates obsolete. We face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with us in recruiting and retaining qualified personnel. If we fail to develop new products or enhance our existing products in the face of such strong competition, such competition could have a material adverse effect on our business, financial condition or results of operations.

We are subject to the risks associated with product liability claims, insurance and recalls.

Our pharmaceutical products have undergone extensive clinical testing and have been approved by the applicable regulatory authorities prior to sale in the European Union and other countries or regions. However, despite all reasonable efforts to ensure safety, it is possible that we, our suppliers or our distribution partners may sell products which are defectively manufactured or labeled, contain defective ingredient components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, harmful side effects, physician experience in prescribing our products, failure to adhere to approved labelling, failure to adhere to good clinical practices, failure to adhere to good manufacturing practices, non-compliance with clinical protocols or the presence of other harmful conditions in a clinical trial inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and it may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims as a result of the administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down – notably in the United States and other common law jurisdictions – against pharmaceutical companies based on claims for injuries allegedly caused by the use of their products. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts) and obtaining indemnification from partners (subject to the terms of each specific agreement). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available or that our reputation is negatively affected as a result.

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We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability.

All of our products are manufactured by third parties. The production of our products also requires raw materials obtained from third parties, and the sources and quantities of such raw materials are limited. Aside from contractual rights and remedies pertaining to our agreements, there can be no assurance that our manufacturers or raw material providers will supply sufficient quantities of our products, the products supplied will meet our quality standards, or that the products supplied will be on commercially acceptable terms. Any delays or deficiencies in the supply of products will affect the marketing and sales of our products and might expose us to financial penalties, lawsuits, product recalls or reputational harm. If we were to seek alternative sources of supply, we may not be able to find alternative supply arrangements with commercially reasonable terms or at all. Also, we have committed under certain licensing and collaboration arrangements to supply third party distributors with product. If we are unable to fulfill such obligations, may be in breach of the respective arrangements and may face financial penalties, lawsuits or other claims, weakened negotiating position in future third party agreement negotiations or reputational harm.

In addition, our third-party drug and chemical manufacturers are subject to various regulatory inspections, including those conducted by the FDA, to ensure strict compliance with good manufacturing practices (“GMP”) and other government mandated quality standards regulations. While we are obligated to audit the performance of our third-party contractors, we do not have complete control over their compliance. We could be adversely impacted if our third-party manufacturers do not comply with these standards and regulations. For non-compliance, the regulatory authority may commence enforcement actions, including public warning letters, costly inspections, fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, or cause delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions. Any of this will have a material adverse impact on our business, financial condition, and results of operations.

Government legislation could adversely impact our ability to obtain product reimbursement and economically price our products.

In many of the markets we sell to, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of our products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.

In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. For example, we are seeking, but have not yet received reimbursement for BRINAVESS® in several major European markets, including Italy, the UK and France. There can be no assurance that we will be reimbursed. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If we fail to achieve the listing of our products, it will affect the physicians’ decisions regarding the use of our products.

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Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries, governmental authorities and other groups have suggested that companies which manufacture medical products (e.g., pharmaceuticals) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical company does not do so, its patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

If we are not able to convince public payors and hospitals to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability of our distribution partners and key account managers to promote and sell our drugs may be limited or denied. If we fail to secure and maintain formulary inclusion for our drugs on favorable terms or are significantly delayed in doing so, we may have difficulty achieving market acceptance of our drugs and our business, results of operations and financial condition could be materially adversely affected.

Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

The government and regulatory authority in Europe and other markets in which we sell our products may propose and adopt new legislation and regulatory requirements relating to pharmaceutical approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on our business, financial condition and results of operations.

We rely on proprietary technology, the protection of which can be unpredictable and costly.

Our success depends in part upon our ability to obtain patent protection or patent licenses for our technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any such application for patent protection and patent licenses can be unpredictable.

Our patent portfolio related to vernakalant contains issued U.S. and European patents (as well as other patents issued worldwide) with composition of matter claims specific to vernakalant and/or claims specific to the use of vernakalant to treat arrhythmia. Our patent portfolio related to tirofiban HCI contains a number of issued patents in the United States and worldwide, although a large number of these patents have expired or will be expiring within the next few years. There can be no assurance that we will be able to renew these patents. We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value.

It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology. Further, countries we may sell to may not protect our intellectual property to the same extent as the laws of Europe, and may lack rules and procedures required for defending our patents. Third parties may attempt to circumvent our patents by means of alternative designs and processes. Third parties may also independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications. There is a risk that any patents issued relating to our products or any patents licensed to us may be successfully challenged or that the practice of our products might infringe the patents of third parties. If the practice of our products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. In addition, disputes may arise as to the rights to know-how and inventions among our employees and consultants who use intellectual property owned by others for the work performed for our company. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.

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In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or that confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. We may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

We manage a significant amount of confidential information.

We maintain and manage personal information obtained from our customers, as well as confidential information relating to our technology, research and development, production, marketing and business operations and those of our customers and collaborators, in various forms. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject us to complaints or lawsuits for damages or could otherwise have a negative impact on our business, financial condition, results of operations, reputation and credibility.

Our success is dependent upon our corporate collaborations with third parties in connection with services we will need for the development of our products.

The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, and regulatory approval of our product candidates currently under development. We have in the past relied on Astellas and Merck for the co-development and commercialization of vernakalant (IV) and vernakalant (oral) but the collaborations ended in July 2011 and September 2012, respectively. We are currently seeking corporate collaboration or partnership opportunities for the continuing development of vernakalant (IV) in North America and vernakalant (oral) generally. We cannot assure you that we will be able to establish any such corporate collaborations or partnerships on favourable terms, or at all, or that we will successfully manage such relations. Even if we are successful in establishing such relationships, these collaborations may not result in the successful development of our product candidates or the generation of revenue. Management of these relationships will require significant time and effort from our management team and effective allocation of our resources. As well, any collaboration agreements will subject us to the risk that certain decisions, such as the establishment of budgets, development and promotion strategies and specific tasks, are under the control of our collaboration partners, and that deadlocks, failures in the development or differing priorities may adversely affect the activities conducted through the collaboration arrangements. Any conflicts that we may have with our future partners during the course of these agreements or at the time of their renewal or renegotiation may negatively affect the marketing of certain of our products and may cause a decline in our revenues and affect our results of operations.

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Clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate currently under development, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time-consuming. If we find a collaboration partner for the development of vernakalant (oral), the clinical trials are expected to continue for several years, although costs associated with vernakalant (oral) may well be shared with our collaboration partner. The Phase 3 ACT 5 trial for vernakalant (IV) was terminated following a single unexpected serious adverse event of cardiogenic shock experienced by a patient in the study and the development program is currently on clinical hold in the United States. If we obtain permission from the FDA to restart the trial, the proposed scope and duration of the vernakalant (IV) clinical trials required to obtain regulatory approval for vernakalant (IV) must be agreed to by the FDA. Even if we are able to restart the development program, there can be no assurance that the trials will be successful. The timing of the commencement, continuation and completion of clinical trials, including the PASS, may be subject to significant delays relating to various causes, including:

•	our inability to find collaboration partners;
•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;
•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;
•	delays, suspension, or termination of the clinical trials imposed by the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;
•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;
•	slower than expected rates of patient recruitment and enrollment;
•	uncertain dosing issues;
•	inability or unwillingness of medical investigators to follow our clinical protocols;
•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;
•	delays in enrolling patients in the trial;
•	scheduling conflicts with participating clinicians and clinical institutions;
•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;
•	unforeseen safety issues or side effects;
•	lack of efficacy during the clinical trials;
•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or
•	other regulatory delays.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials, including Cardiome. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results we have obtained for vernakalant (IV), vernakalant (oral) and other products may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

We will be required to demonstrate through larger-scale clinical trials that vernakalant (oral) is safe and effective for use in a diverse population before we can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If vernakalant (IV) or vernakalant (oral) fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, we could experience potentially significant delays in, or be required to abandon development of, our product candidates currently under development.

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In October 2010, we announced that patient enrollment in the Phase 3, ACT 5 study of vernakalant (IV) had been suspended and the vernakalant (IV) clinical development program placed on clinical hold by the FDA following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). Although the trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue, the FDA has requested that full data regarding this event be provided for their review prior to determining what steps, if any, are needed to restart the study. After the transfer of rights from Astellas to Merck, Merck terminated the ACT 5 study. We intend to continue discussions with the FDA regarding the potential path for vernakalant (IV) in the United States. However, if the FDA does not permit us to restart the development program, we may not be able to obtain approval to market vernakalant (IV) in the United States. We have yet to reach agreement with the FDA on an appropriate development path forward in the United States and until such time that we reach a resolution, vernakalant (IV) remains on clinical hold. In the event that we are unable to agree on an executable and mutually acceptable development path, vernakalant (IV) will not receive marketing approval in the United States.

Our industry is subject to health and safety risks.

We produce products for human ingestion. While we take substantial precautions such as laboratory and clinical testing, toxicology studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Products produced by us may be found to be, or to contain substances that are harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

Further, we could be forced to discontinue production of certain products, which would harm our profitability. Cardiome maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits.

Our approved products may not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

Even if we are able to obtain regulatory approvals for our product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

•	safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

•	scope of approved uses and marketing approval;

•	timing of market approvals and market entry;

•	difficulty in, or excessive costs to, manufacture;

•	infringement or alleged infringement of the patents or intellectual property rights of others;

•	availability of alternative products from our competitors;

•	acceptance of the price of our products; and

•	ability to market our products effectively at the retail level.

In addition, the success of any new product will depend on our ability to either successfully build our in-house sales capabilities or to secure new, or to realize the benefits of existing arrangements with third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting our products as we had anticipated. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build our own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of our arrangements with existing marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our securities to decline.

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In addition, by the time any products are ready to be commercialized, what we believe to be the market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on two products for substantially all of our current revenues. If the volume or price of these products decline or the costs of related manufacturing, distribution or marketing increase, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

Sales of a limited number of our products represent substantially all of our current revenues. If the volume or pricing of our existing significant products decline in the future, or our cost to manufacture, distribute our existing significant products increase in the future, our market our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our securities to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our securities could be significant.

We are dependent upon our key personnel to achieve our business objectives.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our sales or development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

We are exposed to concentration of credit risk relating to major distribution relationships and customers in certain geographic regions.

We have distribution contracts with certain third parties that contribute to a significant portion of our revenue. Due to the concentration of sales and receivables in these certain distributors, the credit risk associated with these accounts are of particular significance to us. If one or several of these distributors fails to fulfill its payment obligations or reduces their business with us, there may be a material adverse effect on our business, financial condition and results of operations.

In addition, many European countries have been severely impacted by the widespread economic recession that began in 2008, the effect of which continues in 2014. Conditions such as a tighter credit environment, declining business and consumer confidence, as well as increased unemployment have contributed to the economic volatility in these regions. As a result of the continued turbulence in Europe, account collection from hospitals in certain regions takes longer now than in the past. Any delay in collection or an inability to collect could have a material adverse effect on our business, financial condition and results of operations.

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Our policies and estimates regarding returns, allowances and chargebacks may reduce revenue in future fiscal periods.

Reserves on sales are calculated based on prior experience and best estimates of the impact in subsequent period in accordance with our established policy. We cannot ensure that the adequacy of the reserves or actual product returns, allowances and chargebacks will not exceed the estimates. In particular, our limited direct sales experience with BRINAVESS® may limit our ability to establish appropriate reserves. Inadequate reserves could have a material adverse effect on our business, financial condition, and results of operations.

Our inventory has limited shelf life and may require write-downs.

We value inventory for accounting purposes at the lower of cost determined on a first-in, first-out basis, and net realizable value. For inventory which has reached its expiration or that is close to expiration and not expected to the sold, we establish the associated reserve to reflect such inventory cost as it is not expected to be recoverable. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to sell such inventory, write-down of inventory may still be required. Any write-down could have a material adverse effect on our business, financial condition, and results of operations.

We are exposed to risks relating to the write-down of intangible assets, which comprises of a significant portion of our total assets.

A significant amount of our total assets relate to our rights related to BRINAVESS® as well as the AGGRASTAT® and our associated licenses. As of September 30, 2013, the carrying value of our intangible asset relating to BRINAVESS® alone was approximately US$1.3 million. In accordance with U.S. GAAP, we are required to review the carrying value of our intangible assets for impairment periodically or when certain triggers occur. In case of events such as generic competition, our inability to manufacture, or our inability to obtain sufficient raw materials, sales of the related product may decline and impairment in the carrying value of the intangible asset may have occurred. Such impairment will result in a write-down of the intangible asset and the write-down is charged to income during the period in which the impairment occurs. The write-down of any intangible assets could have a material adverse effect on our business, financial condition, and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates.

Our business has expanded internationally and as a result, a significant portion of our revenues, expenses, current assets and current liabilities are preliminary denominated in Euros, Canadian dollars and other foreign currencies but our financial statements are expressed in U.S. dollars. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses in revenues from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

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We are subject to risks inherent in foreign operations.

We intend to continue to pursue international market growth opportunities, such that international sales are likely to continue, at least in the near future, to account for a significant portion of our revenue. We have committed, and intend to commit, significant resources to our international sales and marketing activities. We are subject to a number of risks associated with our international business operations and sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada, Europe and other countries that apply to our international operations, including import and export legislation;

•	compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expenses of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	differing tax structures and related potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	unauthorized copying or use of our intellectual property;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures we implement to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the UK’s Bribery Act or the Corruption of Foreign Public Officials Act of Canada (“CFPOA”)), could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g., the UK’s Bribery Act, the CFPOA and the OECD Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

The pre-clinical and clinical trials of any products developed by us or our future collaborative partners, if any, and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in Canada by the Therapeutic Products Directorate, in the European Union by the EMA, and by other similar regulatory authorities in Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

In connection with our pre-clinical studies and clinical trials for vernakalant (IV) and other product candidates, we are required to adhere to extensive regulations established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We, or our future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits.

In addition to the risk of unfavourable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, such as refusals from regulatory authorities to accept our marketing applications for review. We may have limits imposed on us, or clinical trials or our product candidates. Unfavourable results from our clinical data may require us to limit the indications sought in connection with the product candidate or otherwise limit our ability to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy or views during the period of product marketing, product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may be unable to receive required regulatory approvals for product candidates developed by us.

We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations. We cannot predict whether or not regulatory approvals will be obtained for the products we develop or, in the case of products that have been approved in one or more jurisdictions, that those products will be approved in other jurisdictions as well. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval.

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Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

Any of our product candidates that receive regulatory approval could be subject to extensive post-market regulation that can affect sales, marketing and profitability.

With respect to any drug candidates for which we obtain regulatory approval, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing current GMP. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with GMP requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable GMP requirements. Failure or delay by any manufacturer of our products to comply with GMP regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability. We are also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by GMP is maintained throughout the distribution network. In addition, we are subject to regulations governing the import and export of our products.

Sales and marketing of pharmaceutical products are subject to extensive federal and state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. In addition, we are subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of our products and product candidates. Failure to comply with applicable legal and regulatory requirements may result in negative consequences to us, including but not limited to:

•	issuance of warning letters by the FDA or other regulatory authorities;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

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•	refusals to permit products to be imported or exported to or from the United States, Europe or Canada;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.

In the future, the regulatory climate might change due to changes in the FDA and other regulatory authorities’ staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.

Obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries.

We aim to obtain regulatory approval for our drug candidates in the United States and the European Union, as well as in other countries. To obtain regulatory approval to market any FDA or EMA approved products outside of the United States or European Union, as the case may be, we must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA or EMA approval. The regulatory approval process in other countries may include all of the risks associated with FDA or EMA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States or the European Union, including the risk that our product candidates may not be approved for all indications requested or that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.

Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications or criminal prosecution.

Our business depends heavily on the use of information technologies.

Several key areas of our business depend on the use of information technologies, including sales and marketing, production, manufacturing and logistics, as well as clinical and regulatory matters. Despite our best efforts to prevent such behaviour, third parties may nonetheless attempt to hack into our systems and obtain data relating to our pre-clinical studies, clinical trials, patients using our products or our proprietary information on BRINAVESS®, AGGRASTAT®, vernakalant (oral) or any of our other products. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While we have invested in the protection of data and information technology, there can be no assurance that our efforts, or those of our third-party collaborators, if any, or manufacturers, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on our business, operating results and financial condition.

Risks Relating to the Offering

Market for our securities

There is currently no market through which our securities, other than our common shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our preferred shares, debt securities and warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell preferred shares, debt securities or warrants purchased under this prospectus. This may affect the pricing of our securities, other than our common shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our common shares, will develop or, if developed, that any such market will be sustained.

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Our common share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of life sciences companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since January 1, 2013, the closing price of our common shares on the TSX has ranged from a low of C$1.65 to a high of C$9.00 and the closing price of our common shares on Nasdaq has ranged from a low of U.S.$1.62 to a high of U.S.$8.24, in each case, as adjusted to reflect the five-to-one consolidation of our common shares effected on April 9, 2013.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of our common shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress the price of our securities, including the price of our common shares, regardless of our results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against the company. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our securities to fall.

The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of common shares in the market, or the perception that these sales could occur, during the currency of this prospectus. Sales of our common shares by shareholders pursuant to this prospectus or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws.

We are a corporation organized under the laws of Canada. Most of our directors and officers, as well as the experts named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus.

The debt securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The debt securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

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Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

Some of the provisions in our articles of incorporation and by-laws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

•	shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment;

•	our board of directors can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the board determines; and

•	shareholders must give advance notice to nominate directors or to submit proposals for considerations at shareholders’ meetings.

These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our common shares, being lower than it would be without these provisions.

We will have broad discretion in the use of the net proceeds of an offering of our securities and may not use them to effectively manage our business.

We will have broad discretion over the use of the net proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from an offering of our securities. We may pursue acquisitions, collaborations or clinical trials that do not result in an increase in the market value of our securities, including the market value of our common shares, and may increase our losses.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our common shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. As a result, the return on an investment in our common shares will likely depend upon any future appreciation in value, if any and our shareholders’ ability to sell our common shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

We may be treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of our securities for working capital, general corporate purposes, and the advancement of our business objectives outlined above under “Our Strategy”, including, without limitation, for (a) clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral) and (b) expansion of our sales and marketing efforts for BRINAVESS® and AGGRASTAT® in Europe and other parts of the world. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable prospectus supplement.

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PRIOR SALES

The following table sets forth information in respect of our common shares that we issued upon the exercise of options granted under our incentive stock option plan during the previous twelve month period:

Exercise Date	Number of Shares	Exercise Price
December 5, 2013	2,750	$1.70
December 16, 2013	2,442	$1.70
December 17, 2013	1,518	$1.70
February 7, 2014	40,000	$1.70
Total	46,710

The following table sets forth information in respect of options to acquire our common shares that we granted under our incentive stock option plan during the previous twelve month period.

Grant Date	Number of Options	Grant Price
March 21, 2013	288,000	$1.65
November 20, 2013	257,000	$5.10
Total	545,000

The following table sets forth information in respect of our common shares that we issued during the previous twelve month period.

Issuance Date	Number of Common Shares	Issue Price
November 18, 2013	2,481,596	U.S.$3.88
Total	2,481,596

No other common shares, preferred shares, debt securities or warrants, or securities exchangeable or convertible into common shares, preferred shares, debt securities or warrants have been issued during the twelve month period preceding the date of this prospectus.

MARKET FOR SECURITIES

Our common shares are listed on the TSX in Canada (trading symbol: COM) and on Nasdaq in the United States (trading symbol: CRME). Our common shares began trading post 5 to 1 consolidation on April 12, 2013. All prices and trading volume have been adjusted retroactively to reflect the effects of share consolidation.

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

Month	High	Low	Close	Average Daily Volume
January 2013	2.55	1.98	2.40	20,665
February 2013	2.70	1.95	2.10	19,144
March 2013	2.45	1.63	1.90	8,390
April 2013	2.50	1.78	2.18	6,574
May 2013	2.27	1.89	2.10	11,886
June 2013	2.15	1.83	2.04	8,992
July 2013	2.35	2.02	2.29	3,485
August 2013	2.34	2.05	2.14	6,508
September 2013	4.12	2.15	3.66	19,515
October 2013	5.75	3.51	4.55	28,719
November 2013	7.50	3.77	6.75	35,163
December 2013	7.35	6.25	6.70	11,977
January 2014	8.43	6.57	7.96	10,936
February 1-12, 2014	9.34	7.33	9.00	19,902

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The following table sets forth, for the periods indicated, the reported high and low prices (in U.S. dollars) and volume traded on Nasdaq.

Month	High	Low	Close	Average Daily Volume
January 2013	2.55	1.90	2.40	88,708
February 2013	2.68	1.95	2.00	135,342
March 2013	2.44	1.58	1.80	109,910
April 2013	2.50	1.61	2.17	72,090
May 2013	2.27	1.85	2.00	51,400
June 2013	2.11	1.80	1.95	19,469
July 2013	2.26	1.92	2.20	26,026
August 2013	2.26	1.90	2.11	32,200
September 2013	4.05	2.05	3.54	188,764
October 2013	5.60	3.41	4.35	221,288
November 2013	7.15	3.58	6.29	200,071
December 2013	6.95	5.87	6.23	60,483
January 2014	7.75	6.08	7.14	106,550
February 1-12, 2014	8.49	6.61	8.24	144,963

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year or preferred shares under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CONSOLIDATED CAPITALIZATION

Other than the issuance of 2,481,596 common shares as consideration for the acquisition of Correvio, since September 30, 2013, there have been no material changes in our consolidated share and loan capital. For information on the issuance of shares pursuant to the exercise of options pursuant to our incentive stock option plan, see “Prior Sales”.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which, Series A Preferred Shares have been assigned special rights and restrictions. As of February 12, 2014, we had 14,989,559 common shares and no preferred shares of any series issued and outstanding. In addition, as of February 12, 2014, there were 1,140,912 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$ 4.44 per common share and 219,088 common shares reserved for future grant or issuance under our stock option plan.

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Common Shares

All of our common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per common share) and participation in assets upon dissolution, liquidation or winding-up. No common shares have been issued subject to call or assessment. Our common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and by-laws and in the CBCA.

Preferred Shares

We may issue our preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

DESCRIPTION OF DEBT SECURITIES

In this description of debt securities section, “we”, “us”, “our”, or “Cardiome” refer to Cardiome Pharma Corp. but not to its subsidiaries.

This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture, or the indenture, to be entered into between us and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the CBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

•	the title of the debt securities;

•	the aggregate principal amount of the debt securities;

•	the percentage of principal amount at which the debt securities will be issued;

•	whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;

•	whether the payment of the debt securities will be guaranteed by any other person;

•	the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

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•	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places we will pay principal, premium, if any, and interest and the place or places where debt securities can be presented for registration of transfer or exchange;

•	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

•	whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

•	the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$1,000 and any multiple of U.S.$l,000 and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;

•	whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our common shares or other property;

•	whether payments on the debt securities will be payable with reference to any index or formula;

•	whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

•	the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

•	any changes or additions to events of default or covenants;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of debt securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

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We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

Our board of directors may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

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Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•	issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

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•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

•	issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Merger, Amalgamation or Consolidation

The indenture will provide that we may not consolidate with or amalgamate or merge with or into any other person, enter into any statutory arrangement with any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, Canada, or any province or territory thereof, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

•	the successor person (if not us) assumes all of our obligations under the debt securities and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debt securities and the indenture.

Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, or Canadian Taxes, unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts, or the additional amounts, as may be necessary so that the net amount received by a holder of the debt securities after such withholding or deduction will not be less than the amount such holder of the debt securities would have received if such Canadian Taxes had not been withheld or deducted (a similar payment will also be made to holders of the debt securities, other than excluded holders (as defined herein), that are exempt from withholding but required to pay tax under Part XIII of the Income Tax Act (Canada), or the ITA, directly on amounts otherwise subject to withholding); provided, however, that no additional amounts will be payable with respect to a payment made to a holder of the debt securities, or an excluded holder, in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (for purposes of the ITA) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the debt securities holder’s failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

•	which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes because it is not entitled to the benefit of an otherwise applicable tax treaty by reason of the legal nature of such holder of the debt securities.

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We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will pay all taxes, interest and other liabilities which arise by virtue of any failure of us to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. We will furnish to the holder of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us.

Whenever in the indenture there is mentioned, in any context, the payment of principal, premium, if any, interest or any other payment under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or could be payable in respect thereof.

The foregoing obligations shall survive any termination, defeasance or discharge of the indenture.

Tax Redemption

If and to the extent specified in the applicable prospectus supplement, the debt securities of a series will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) we determine that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable prospectus supplement if any date is so specified, we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under “Additional Amounts” or (b) on or after a date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series and (2) in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay such additional amounts were a payment in respect of the debt securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

In the event that we elect to redeem the debt securities of such series pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem the debt securities of such series pursuant to their terms.

Provision of Financial Information

We will file with the trustee, within 20 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

•	within 20 days after the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

•	within 20 days after the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not we have any of the debt securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

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Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

•	we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

•	we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

•	we fail to make any required sinking fund or analogous payment for that series of debt securities;

•	we fail to observe or perform any of the covenants described in the section “— Merger, Amalgamation or Consolidation” for a period of 30 days;

•	we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

•	a default (as defined in any indenture or instrument under which we or one of our subsidiaries has at the time of the indenture relating to this prospectus or will thereafter have outstanding any indebtedness) has occurred and is continuing, or we or any of our subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$5,000,000 and 2% of our shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities relating to this prospectus until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our subsidiaries, it will be considered an event of default for purposes of the indenture governing the debt securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to us or our subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal and interest and premium, if any, of the debt securities of the series; or

•	if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

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Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

•	the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

•	we will be discharged from the obligations with respect to the debt securities of that series; or

•	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must deliver to the trustee:

•	an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

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•	a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

•	we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;

•	change the place or currency of any payment;

•	affect the holder’s right to require us to repurchase the debt securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of debt securities;

•	change the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

•	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

•	evidence our successor under the indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	add events of default;

•	provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

•	establish the forms of the debt securities;

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•	appoint a successor trustee under the indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

•	cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

In connection with the indenture, we will designate and appoint CT Corporation System, 111 Eighth Avenue, New York, New York, 10011, as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

Since all or substantially all of our assets, as well as the assets of most of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

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We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of common shares, or equity warrants, or for the purchase of debt securities, or debt warrants. We will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the applicable prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be offered for sale.

Subject to the foregoing, we may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in Canada (other than Québec) and the United States after we have entered into it.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

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Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of equity warrants;

•	the price at which the equity warrants will be offered;

•	the currency or currencies in which the equity warrants will be offered;

•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

•	the number of common shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each equity warrant;

•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

•	whether we will issue fractional shares;

•	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

•	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

•	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

•	whether the equity warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material U.S. and Canadian federal income tax consequences of owning the equity warrants; and

•	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of debt warrants;

•	the price at which the debt warrants will be offered;

•	the currency or currencies in which the debt warrants will be offered;

•	the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

•	the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

•	the principal amount of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

•	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of debt warrants that may be exercised at any one time;

•	whether the debt warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

•	material U.S. and Canadian federal income tax consequences of owning the debt warrants; and

•	any other material terms or conditions of the debt warrants.

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Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

SELLING SECURITYHOLDERS

Our common shares may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our common shares by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of our common shares owned, controlled or directed by each selling securityholder;

•	the number or amount of our common shares being distributed for the account of each selling securityholder;

•	the number or amount of securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities; and

•	whether our common shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

New Issue

We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (ii) in connection with an acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered by us will set forth the terms of the offering of our securities, including:

•	the name or names of any underwriters, dealers or other placement agents;

•	the number and the purchase price of, and form of consideration for, our securities;

•	any proceeds to us; and

•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 Shelf Distributions,  including sales made directly on the TSX, Nasdaq or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Corporation.

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Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of our securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our common shares by certain selling securityholders.

The selling securityholders may sell all or a portion of our common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our common shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our common shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the U.S. Securities Act;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

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•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our common shares in the course of hedging in positions they assume. The selling securityholders may also sell our common shares short and deliver our common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge our common shares to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our common shares from time to time pursuant to this prospectus or any supplement to this prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate our common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our common shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our common shares is made, a prospectus supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of our common shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our common shares to engage in market-making activities with respect to our common shares. All of the foregoing may affect the marketability of our common shares and the ability of any person or entity to engage in market-making activities with respect to our common shares.

Once sold under the shelf registration statement, of which this prospectus forms a part, our common shares will be freely tradable in the hands of person other than our affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP was appointed as our auditor at our annual and special meeting of shareholders held on June 12, 2006. KPMG LLP is located at 900 – 777 Dunsmuir Street, P.O. Box 10426 Pacific Centre, Vancouver, British Columbia, Canada, V7Y 1K3. KPMG LLP has reported on our fiscal 2011 and 2012 audited consolidated financial statements, which have been filed with the securities regulatory authorities and incorporated by reference herein. KPMG LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

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Prior to our acquisition of Correvio, Ernst & Young LLP was Correvio’s auditor. Ernst & Young LLP is located at 2005 Market Street, Suite 700, Philadelphia, PA 19103, USA. Ernst & Young LLP has reported on Correvio’s fiscal 2011 and 2012 audited consolidated financial statements, which have been filed with the Canadian securities regulatory authorities and the SEC as part of our business acquisition report filed on January 29, 2014 and incorporated by reference herein.

Our transfer agent and the registrar for our common shares in Canada is Computershare Investor Services Inc. located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9 and 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 and, in the United States is Computershare Trust Company, N.A. located at 800 – 350 Indiana Street, Golden, Colorado 80401.

AGENT FOR SERVICE OF PROCESS

Harold Shlevin, a director of the Corporation, resides outside of Canada and has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Harold Shlevin	Cardiome Pharma Corp. 6190 Agronomy Road, Suite 405 Vancouver, British Columbia V6T 1Z3

Additionally, Ernst & Young LLP, the former auditor of Correvio, is organized under the laws of a jurisdiction outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of our outstanding common shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the CBCA. Most of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Corporation’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

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